Louis Taubman (Admitted NY)
Email lou@lhttlaw.com

January 25, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:                      Mr. Rhodes

Re:	China Ginseng Holdings, Inc.
Item 4.02 Form 8-K
File No. 005-54072

Dear Mr. Rhodes:

I am counsel to China Ginseng Holdings, Inc. (“China Ginseng”).  China Ginseng received your comment letter sent to China Ginseng’s prior counsel on January 5, 2011 which we received on January 24, 2011 regarding the above referenced Form 8-K.  On behalf of my client, I am writing to inform you that China Ginseng intends to file its response to your letter within 10 business days from today.  Please feel free to contact the undersigned if you have any questions regarding the Form 8-K or this letter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman,
By:	Louis Taubman,
Attorney at Law

cc: Changzhen Liu
China Ginseng Holdings, Inc.
Principal Executive Officer